

Mail Stop 3561

June 28, 2016

Via E-mail
Mr. Mark T. Sadler
Chief Financial Officer
Tahoe Resources, Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

> **Re: Tahoe Resources, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File No. 001-35531**

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment
Depreciation of Mineral Interests, Plant and Equipment
Units of Production Basis, page 11

1. When commercial production has commenced at a mine, but proven and probable reserves have yet to be established, the carrying amounts of your depletable mineral interests are depleted based on the mineable portion of measured and indicated resources. Please revise your disclosures in future filings to clarify the mine(s) and period(s) presented for which this scenario applies. Please also disclose your policy for

determining the mineable portion of resources that depletion is based upon and the key steps remaining at the applicable mine(s) to convert these resources to reserves. Please provide us with your proposed disclosures.

10. Mineral Interests and Plant and Equipment, page 23

2. It appears all three of the cash generating units in your gold segment originated from your acquisition of Rio Alto in April 2015. In addition, all of your goodwill as of December 31, 2015 arose from this acquisition. Please tell us the methodology you used in allocating goodwill to your cash generating units pursuant to paragraph 80 of IAS 36 and the amount allocated to each cash generating unit. In future filings, please also disclose the information required by paragraphs 134 and 135 of IAS 36. Please provide us with your proposed disclosures.

3. During 2015, you recorded a $220 million impairment (pre-tax) on mineral interests in two of the three cash generating units in the gold segment. Please tell us in detail the facts and circumstances that resulted in no goodwill or plant and equipment impairments at any of these three cash generating units. Please also explain how you considered the guidance in paragraphs 104 to 108 of IAS 36 in determining how to allocate the impairments recognized at your cash generating units to the appropriate assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining